SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

DENISON INTERNATIONAL PLC

(Name of Subject Company)

DENISON INTERNATIONAL PLC

(Name of Person(s) Filing Statement)

Ordinary Shares, $0.01 par value, and American

Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Bruce A. Smith

Chief Financial Officer

Denison International plc

14249 Industrial Parkway

Marysville, OH 43040

(937) 644-4437

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Laurence D. Weltman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address.    The name of the subject company is Denison International plc (the “Company”). The principal executive offices of the Company are located at 14249 Industrial Parkway, Marysville, OH, 43040 and the telephone number at such principal executive offices is (937) 644-4437.

Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Ordinary Shares, $0.01 par value, of the Company (the “Ordinary Shares”), and the American Depositary Shares (the “ADSs”), each representing one Ordinary Share. The Ordinary Shares and the ADSs are hereinafter collectively referred to as the “Shares.” As of November 30, 2003, there were 9,945,366 Ordinary Shares issued and outstanding all of which were represented by ADSs.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.    The name, business address and business telephone number of the Company, which is the filing person for purposes of this Schedule 14D-9, are set forth in Item 1 above.

Tender Offer.    This Schedule 14D-9 relates to the offer by Parker-Hannifin Corporation, an Ohio corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO dated December 19, 2003 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $24.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 19, 2003 and filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and in the related Letter of Transmittal and Form of Acceptance (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase, Letter of Transmittal and Form of Acceptance are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to that certain Acquisition Agreement, dated as of December 7, 2003, between Purchaser and the Company, as amended by Amendment No. 1 thereto entered into between the Company and Purchaser on December 19, 2003 (unless the context otherwise requires, the as amended Acquisition Agreement is hereinafter referred to as the “Acquisition Agreement”). Copies of the Acquisition Agreement and Amendment No. 1 thereto are attached as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. Although not subject to this Schedule 14D-9, the Acquisition Agreement also requires Purchaser to make an identical tender offer for all of the issued and outstanding A Ordinary Shares, £8.00 par value, of the Company (the “A Ordinary Shares”), at a purchase price of $24.00 per A Ordinary Share, net to the seller in cash. In addition, the Acquisition Agreement provides that, assuming Purchaser acquires at least 90% of the Shares and at least 90% of the A Ordinary Shares, in each case, on a fully diluted basis, Purchaser will then acquire any Shares not tendered into the Offer and any A Ordinary Shares not tendered into the tender offer for the A Ordinary Shares pursuant to a statutory squeeze-out procedure effected in accordance with Sections 428 to 430F of the Companies Act 1985 (the “Squeeze-Out”), at a purchase price of $24.00 per Share or A Ordinary Share, as the case may be, net to the seller in cash.

The Schedule TO states that the principal executive offices of Purchaser are located at 6035 Parkland Boulevard, Cleveland, Ohio 44124 and that the telephone number at such principal executive offices is (216) 896-3000.

All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser or its affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement

(the “Information Statement”) pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is attached as Annex A hereto and incorporated herein by reference. Except as described or referred to herein (including in the Exhibits hereto and in the Information Statement) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates.

AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

Interests of Certain Persons in the Transaction.    Certain members of the Board of Directors of the Company (the “Board of Directors”) and certain members of the Company’s management, including certain of the Company’s executive officers, may be deemed to have certain interests in the Offer that are different from or in addition to their interests as shareholders of the Company generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Acquisition Agreement and the transactions contemplated thereby. As described below and in the attached Information Statement, the consummation of the Offer will constitute a change in control of the Company for purposes of determining the entitlements of certain directors and executive officers of the Company to certain payments upon consummation of the Offer. In addition, as more fully described in the Information Statement, under the terms of certain employment agreements entered into between the Company and certain of its executive officers, subject to certain exceptions, in the event an executive officer party to such an employment agreement is terminated following the occurrence of a change of control, such executive officer is entitled to receive certain severance payments and other benefits. In considering the recommendation of the Board of Directors with respect to the Offer and the other transactions contemplated by the Acquisition Agreement, shareholders should be aware of these interests which may present actual or potential conflicts of interest.

Transaction Committee.    In May 2003, following the determination of the Board of Directors to pursue a possible strategic transaction involving the Company, the Compensation Committee of the Board of Directors appointed a Transaction Committee to manage, together with Company’s financial and legal advisors, an exploratory process involving a possible sale of the Company and, if appropriate, to negotiate the terms and conditions of a possible acquisition involving the Company. The members of the Transaction Committee are J. Colin Keith, Anders C. H. Brag and Bruce A. Smith. In recognition of the substantial effort and additional time Messrs. Keith, Brag and Smith would be required to devote and dedicate in connection with the exploration of a possible strategic transaction involving the Company, the Compensation Committee of the Board of Directors determined that, subject to the consummation of a sale of the Company, Messrs. Keith, Brag and Smith would each receive a payment of $100,000. In addition, in May 2003, the Compensation Committee of the Board of Directors approved a payment to R. James P. Morton, the Chairman of the Audit Committee of the Board of Directors, in recognition of loss of office in the amount of $50,000, such payment to be made upon the sale of the Company.

Effects of the Offer under the Company’s Stock Option Plan.    Under the terms of the Acquisition Agreement, the Company has agreed to take all reasonable commercial actions necessary to provide that all outstanding options to acquire Ordinary Shares or ADSs granted under the Company’s stock option plan will become fully exercisable and vested no later than immediately prior to the time Purchaser accepts Shares for payment. Shortly following the date of this Schedule 14D-9, the Company and Purchaser intend to deliver materials to all option holders instructing such option holders of the procedures they need to undertake if they wish to exercise their options and tender any Ordinary Shares or ADSs received upon such exercise into the Offer.

Indemnification.    The information set forth in the section entitled “Additional Covenants of Denison—Indemnification; Directors’ and Officers’ Insurance” of the Offer to Purchase is incorporated herein by reference.

AGREEMENTS BETWEEN PURCHASER AND THE COMPANY, ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

Acquisition Agreement.    The summary of the Acquisition Agreement contained in the Offer to Purchase under the sections entitled “Introduction,” “Terms of the Offer,” and “The Acquisition Agreement” is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Acquisition Agreement. The foregoing summary of the Acquisition Agreement is qualified in its entirety by reference to the Acquisition Agreement and Amendment No. 1 thereto, which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference.

Tender Agreements.    Contemporaneously with the execution and delivery of the Acquisition Agreement, certain directors and executive officers of the Company and certain other shareholders of the Company entered into Tender Agreements with Purchaser (collectively, the “Tender Agreements”), pursuant to which each such person or entity has, among other things, agreed to tender certain or all of its Shares and A Ordinary Shares in the Offer and the tender offer for the A Ordinary Shares. An aggregate of 4,715,000 Shares and 238,734 Shares issuable upon exercise of options are subject to the Tender Agreements, which represents approximately 47% of the total number of issued and outstanding Shares on a fully diluted basis. In addition, an aggregate of 7,005 A Ordinary Shares are subject to the Tender Agreements, which represents approximately 99% of the total number of issued and outstanding A Ordinary Shares on a fully diluted basis. Under their respective terms, the Tender Agreements are to remain in effect until the earlier of the (1) tender of the Shares and the A Ordinary Shares subject thereto into the Offer or the tender offer for the A Ordinary Shares, as the case may be, and (2) termination of the Acquisition Agreement in accordance with its terms. The Tender Agreements are more fully described under the section entitled “Additional Covenants of Denison—The Tender Agreements” in the Offer to Purchase, which is incorporated herein by reference. In addition, the foregoing summary of the Tender Agreements is qualified in its entirety by reference to the form of Tender Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Non-Competition Agreements.    Contemporaneously with the Company’s execution of the Acquisition Agreement, Mr. Keith, the Chairman of the Board of Directors, and Mr. Brag, a member of the Board of Directors and a Managing Director of the Company, each entered into Non-Competition Agreements with Purchaser (collectively, the “Non-Competition Agreements”). Under the terms of the Non-Competition Agreements, which do not become effective until the closing of the Offer, each of Messrs. Keith and Brag have agreed, for a period of five years following the closing date of the Offer, not to, directly or indirectly, engage in competition with Purchaser or any of its subsidiaries anywhere in the world where the Company or any of the Company’s subsidiaries currently sell, distribute, manufacture, fabricate or provide products or services that are competitive with those manufactured, sold, distributed, fabricated or provided by the Company prior to the closing of the Offer or those manufactured, sold, distributed, fabricated or provided by the Company, as a business unit of Purchaser, after the closing of the Offer, which are logical extensions, on a technological or manufacturing basis, of the products and services of the Company referred to above. Messrs. Keith and Brag did not receive and will not receive any additional consideration or compensation in connection with their execution of the Non-Competition Agreements. The foregoing summary of the Non-Competition Agreements is qualified in its entirety by reference to the Non-Competition Agreements, which are filed as Exhibits (e)(5) and (e)(6), respectively, hereto and are incorporated herein by reference.

Confidentiality Agreement.    On July 22, 2003, the Company and Purchaser signed a Confidentiality Agreement (the “Confidentiality Agreement”) providing, among other things, that subject to the terms and conditions set forth therein, Purchaser and its affiliates will keep confidential all non-public information provided by the Company to Purchaser and its affiliates for purposes of their evaluation of a potential acquisition of the Company. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation.    The Board of Directors, by unanimous vote of all of the directors at a meeting duly held on December 7, 2003, has (1) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of the Company and its shareholders, (2) approved and adopted the Acquisition Agreement and the transactions contemplated thereby, including the Offer, and (3) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Board of Directors unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to the Company’s shareholders communicating the Board of Directors’ recommendation and the joint press release issued by the Company and Purchaser announcing the execution of the Acquisition Agreement are filed as Exhibits (a)(2) and (a)(5)(A), respectively, hereto and are incorporated herein by reference.

Background of the Tender Offer.

The management of the Company periodically has explored and assessed, and discussed with the Board of Directors, strategic alternatives for the Company, including, among other things, strategies to grow the Company’s business and operations through joint ventures with, and targeted acquisitions of, hydraulics related businesses. These strategic discussions also included the possibility of business combinations involving the Company, in view of the increasing competition, continuing consolidation and other developments in the hydraulics industry.

At a meeting of the Board of Directors held in May 2003, the Board of Directors considered whether the Company should continue with its existing independent growth strategy or explore other strategic alternatives, including a potential sale. In light of the increasing competition in the hydraulics industry and the general trend toward consolidation, the Board of Directors determined that it should explore a possible strategic transaction involving the Company. In May 2003, the Compensation Committee of the Board of Directors designated J. Colin Keith, Anders C. H. Brag and Bruce A. Smith to serve on a Transaction Committee of the Board of Directors and authorized such directors to oversee this exploratory process.

On May 23, 2003, the Transaction Committee engaged Lazard Frères & Co. LLC (“Lazard”) as the Company’s sole investment banker for purposes of evaluating a possible strategic transaction involving the Company.

On May 30, 2003, Messrs. Keith and Brag met in New York with representatives from Lazard and representatives from Willkie Farr & Gallagher LLP, United States legal counsel to the Company (“Willkie Farr”). In addition, Mr. Smith and representatives from Allen & Overy, United Kingdom legal counsel to the Company, participated in this meeting via teleconference. The primary purpose of this meeting was to discuss the possible strategic alternatives available to the Company.

At the direction of the Transaction Committee, in early July 2003, Lazard commenced an auction process on behalf of the Company by contacting certain parties in the hydraulics and related industries that Lazard and the Company believed might have an interest in pursuing a possible transaction with the Company. During the week of July 7, 2003, Lazard contacted approximately eighteen prospective bidders on the Company’s behalf. During this time, Willkie Farr began negotiating confidentiality and standstill agreements with certain parties that expressed an interest in pursuing a possible transaction with the Company. Upon completion of the confidentiality and standstill agreements, copies of a confidential information memorandum were distributed to six prospective bidders. The confidential information memorandum was accompanied by a procedures letter that instructed prospective bidders to submit to Lazard, on behalf of the Company and no later than August 18, 2003, preliminary non-binding indications of interest outlining the general terms of a transaction that they would be interested in pursuing with the Company.

On August 18, 2003, four of the six prospective bidders, including Purchaser, submitted non-binding indications of interest indicating that they would be willing to consider a transaction meeting the criteria outlined by the Company. After reviewing the non-binding indications of interest with its advisors, the Company decided to invite each of the four prospective bidders to engage in comprehensive due diligence of the Company, which included data room reviews, on-site visits of the Company’s facilities and management presentations.

During early and mid-September 2003, the prospective bidders conducted due diligence at data rooms in several locations established by the Company. In addition, during mid-September 2003, the prospective bidders, including Purchaser, were provided with a proposed acquisition agreement and shareholder tender agreement prepared by Willkie Farr. The prospective bidders were also invited to attend management presentations at the New York City offices of Willkie Farr during the week of September 22, 2003, which were to be followed by site visits during the weeks of September 29 and October 6, 2003. However, only three of the prospective bidders, including Purchaser, decided to attend the management presentations. Shortly after the management presentations, one of these prospective bidders informed Lazard that it was no longer interested in pursuing a transaction with the Company. Following completion of the management presentations and site visits, the two remaining prospective bidders were invited to submit proposals to acquire the Company.

On October 22, 2003, one of the prospective bidders (“Company A”) submitted a proposal, together with revised versions of the acquisition and shareholder tender agreements. This proposal was expressly conditioned on Company A’s continued due diligence of the Company. On October 28, 2003, representatives from Company A, together with its legal counsel, met in New York with representatives from the Company, Lazard and Willkie Farr to discuss and clarify the terms contained in the proposal. Following this meeting, Willkie Farr and counsel to Company A participated in several conference calls to review and discuss the draft acquisition agreement and related issues.

During this time, the Company and its advisors continued to maintain an open dialogue with both Company A and Purchaser. In addition, during this period, both Purchaser and Company A continued to conduct due diligence of the Company, which included several conference calls with senior executives of the Company. On November 4, 2003, Purchaser submitted its proposal and, on November 7, 2003, Purchaser distributed revised versions of the acquisition and shareholder tender agreements. Purchaser’s bid was expressly subject to continued due diligence of the Company. On November 13, 2003, representatives from the Company, Lazard and Willkie Farr participated in a conference call with representatives of Purchaser to discuss and clarify the terms of Purchaser’s proposal. Following the November 13, 2003 conference call, at the instruction of the Transaction Committee, Willkie Farr revised the draft acquisition and shareholder tender agreements, and, on November 18, 2003, Willkie Farr distributed the revised drafts to Purchaser.

Following the submission of Purchaser’s proposal, Lazard, on behalf of the Company, informed Purchaser and Company A that the process remained competitive and that the Company was continuing an open dialogue with the prospective bidders in the process. Lazard informed Purchaser that while the contractual terms it proposed were generally acceptable to the Company, Purchaser’s economic proposal was not acceptable to the Company. Lazard informed Company A that while its economic proposal was within an acceptable range to the Company, its contractual terms were not acceptable to the Company.

In response to its ongoing discussions with the Company and Lazard, on or about November 25, 2003, Purchaser increased its proposal to $24 per Share. In addition, Purchaser confirmed to Lazard that it had completed its primary due diligence review of the Company and was prepared to move forward with a possible transaction on the terms previously discussed between the parties, subject to the negotiation of the terms of the Acquisition Agreement and related transaction documents to Purchaser’s satisfaction. Following receipt of Purchaser’s enhanced proposal, Messrs. Keith and Brag met with representatives from Lazard and Willkie Farr to review the status of the negotiations with Company A and Purchaser. Mr. Smith participated in this meeting via teleconference. At this meeting, the Transaction Committee determined that the enhanced proposal received from Purchaser was superior to the proposal received from Company A because Purchaser’s proposal contained contractual terms that afforded more certainty to consummating a transaction.

Following this meeting, representatives from Willkie Farr continued negotiating the terms of the Acquisition Agreement with Jones Day, United States legal counsel to Purchaser (“Jones Day”). During this period, Lazard and the Company continued to respond to various due diligence requests from Company A. On the evening of December 3, 2003, Lazard received a telephone call from a representative of Company A, indicating that

Company A would be in a position to significantly increase its previous economic proposal and to modify certain of its previously proposed contractual terms, subject to Company A’s board of directors’ approval. The following morning, several conference calls were held between members of the Transaction Committee and its legal and financial advisors to discuss the potential enhanced proposal conveyed to Lazard. The Transaction Committee determined, after consultation with the Company’s legal and financial advisors, that the Board of Directors should consider the potential enhanced proposal expressed by Company A. The Transaction Committee also instructed Willkie Farr and Lazard to continue their ongoing negotiations of the terms of the Acquisition Agreement with Purchaser to enable the Board of Directors to make a final determination as to the relative merits of Purchaser’s proposal and the potential enhanced proposal that Company A advised was forthcoming.

On December 4, 2003, representatives from Lazard and Willkie Farr had several telephone conversations with Company A and its representatives regarding the potential enhanced proposal and the timing and process of Company A’s submission of a final definitive proposal. At the same time, Willkie Farr continued its negotiation of the terms of the Acquisition Agreement and the related documentation with Jones Day. During the early evening of December 5, 2003, Company A advised Lazard that it was not prepared to move forward on the basis of the enhanced proposal. Based on this information, and after consultation with its legal and financial advisors, the Transaction Committee determined to recommend to the Board of Directors that the Company pursue Purchaser’s proposal. Thereafter, at the instruction of the Transaction Committee, Willkie Farr finalized the terms of the Acquisition Agreement and the related transaction documents with Jones Day.

On December 7, 2003, a special meeting of the Board of Directors was held, at which all of the directors of the Company were present in person or by telephone. At the meeting, Willkie Farr discussed with the Board of Directors the material terms of the final acquisition and shareholder tender agreements and the related transactions. Representatives from Allen & Overy, United Kingdom legal counsel to the Company, reviewed with the Board of Directors its fiduciary duties in the context of the transaction. Mr. Keith, the Chairman of the Board of Directors, provided the Board of Directors with a summary of the history of the transaction, including a discussion regarding the auction process and the bids received. Lazard then discussed the financial information regarding the proposed transaction with Purchaser and confirmed that it would deliver its opinion that, as of the date of the meeting, the consideration to be paid to the Company’s shareholders (other than Purchaser and its affiliates) in connection with the tender offer as set forth in the Acquisition Agreement was fair to such shareholders from a financial point of view (which opinion was subsequently delivered in writing as of the date of the Acquisition Agreement). Following further discussion, the Board of Directors unanimously approved the Acquisition Agreement and the related matters, and unanimously voted to recommend the Offer to the Company’s shareholders. The Board of Directors also authorized officers of the Company to finalize and execute a definitive acquisition agreement and the related transaction documents.

Following the meeting of the Board of Directors, on December 7, 2003, the Company and Purchaser executed the Acquisition Agreement. Prior to the opening of trading on the New York Stock Exchange on December 8, 2003, the Company and Purchaser issued a joint press release announcing the execution of the Acquisition Agreement.

Reasons for the Recommendation by the Board of Directors.    In approving the Offer, the Acquisition Agreement and the other transactions contemplated thereby, and recommending that all holders of Shares accept the Offer, approve the Acquisition Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including those set forth below.

1.    Financial Terms/Premium to Current and Historical Trading Prices.    The Board of Directors considered the relationship of the Offer Price and the price to be received by those shareholders who do not tender their Shares into the Offer upon the Squeeze-Out to the historical and current trading prices of the ADSs. The Board of Directors considered the fact (i) that the Offer Price represents a 6.7% premium over the closing price of the ADSs on December 5, 2003, the last trading day prior to the public announcement of the execution of the Acquisition Agreement, (ii) that the Offer Price represents a 21.2% premium over the closing price of the ADSs on June 5, 2003, six months prior to the public announcement of the execution of the Acquisition

Agreement, and (iii) that the Offer Price represents a 55.2% premium over the closing price of the ADSs on December 5, 2002, twelve months prior to the public announcement of the execution of the Acquisition Agreement. The Board of Directors also considered and viewed as desirable that the form of consideration to be paid to holders of ADSs in the Offer and the Squeeze-Out would be cash and thus shareholders would not be subject to the market risk that they would otherwise face as a result of continued investment in the Company’s capital stock. The Board was aware that the consideration to be received by holders of ADSs in the Offer and the Squeeze-Out would be taxable to such holders for income tax purposes.

2.    Consideration of Multiples Paid in Comparable Transactions.    The Board of Directors considered the fact that the Offer Price compared favorably to the range of net sales, EBITDA and EBITA multiples paid in certain recent private market acquisitions of hydraulics businesses. The Board of Directors considered the fact that the Offer Price implied an approximately 1.07x net sales multiple based on the twelve month period ending September 30, 2003, which was in the high end of the range when compared to net sales multiples received by other targets in certain recent transactions in the hydraulics industry. In addition, the implied EBITDA and EBITA multiples, based on the twelve month period ending September 30, 2003, of 7.6x and 10.1x, respectively, were generally in line with or exceeded the multiples paid in certain comparable transactions.

3.    Auction Process.    The Board of Directors considered the scope and detail of the auction process undertaken by the Company, with the assistance of management and the Company’s financial and legal advisors. Specifically, the Board of Directors considered the results of the auction process, including the fact that approximately eighteen potential buyers in the hydraulics and related industries were contacted and that Purchaser’s proposal of $24.00 per Share represented the most favorable proposal made in that auction process.

4.    Company Operating and Financial Condition and Prospects.    The Board of Directors considered the current and historical financial condition and results of operation of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company’s businesses operate.

5.    Strategic Alternatives.    The Board considered the trends in the industry in which the Company and its subsidiaries operate and the strategic alternatives available to the Company and its subsidiaries, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in its industry, as well as the risks and uncertainties associated with such alternatives.

6.    Lazard’s Fairness Opinion.    The Board of Directors considered the opinion of Lazard delivered to the Board of Directors on December 7, 2003, that as of that date, based upon and subject to the factors and assumptions set forth in the written opinion, the consideration to be paid to holders of Shares (other than Purchaser and its affiliates) in the Offer was fair to such holders from a financial point of view. The full text of the written opinion of Lazard, dated December 7, 2003, is attached as Annex B hereto and is incorporated herein by reference. Lazard’s written opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion. Shareholders are urged to read the Lazard opinion in its entirety. Lazard’s written opinion, dated December 7, 2003, is directed to the Board of Directors and only addresses the fairness of the consideration in the Offer to the holders of Shares (other than Purchaser and its affiliates) from a financial point of view as of the date of the opinion. Lazard’s written opinion does not address any other aspects of the Offer or any other transactions contemplated by the Acquisition Agreement and does not constitute a recommendation to any holders of Shares as to whether such holder should tender Shares in the Offer or take any other action with respect to any other aspect of the transactions contemplated by the Acquisition Agreement. The Board of Directors was aware that Lazard became entitled to certain fees upon the signing of the definitive Acquisition Agreement and that Lazard is entitled to certain additional fees which are contingent upon consummation of the Offer.

7.    Terms of the Acquisition Agreement.    The Board of Directors, with the assistance of legal counsel, considered the general terms of the Acquisition Agreement, which it found to be acceptable. In addition, the Board of Directors considered the likelihood of satisfaction of all conditions to consummation of the Offer and the likelihood and receipt of required regulatory approvals, both in the United States and abroad.

8.    Timing of Transaction.    The Board of Directors considered the anticipated timing of the consummation of the transactions contemplated by the Acquisition Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which, assuming timely receipt of regulatory approvals, should allow shareholders to receive the transaction consideration earlier than in an alternative transaction. In addition, the Board noted that under the Squeeze-Out, shareholders who have not validly tendered their Shares will receive the same consideration received by shareholders who tendered their Shares in response to the Offer.

9.    No Financing Condition.    The Board of Directors considered the absence of any financing condition and the fact that Purchaser has represented that it has available to it sufficient funds to consummate the Offer and the other transactions contemplated by the Acquisition Agreement.

10.    Business Reputation of Purchaser.    The Board of Directors considered the business reputation of Purchaser and its management and the substantial, liquid financial resources of Purchaser, which the Board of Directors believed supported the conclusion that an acquisition transaction with Purchaser could be completed relatively quickly and in an orderly manner.

11.    Certain Conditions to the Offer.    The Board of Directors considered the fact that the Offer is conditioned on the holders of at least 90% of the issued and outstanding Shares and at least 90% of the issued and outstanding A Ordinary Shares, in each case, on a fully-diluted basis, tendering their shares in the Offer and the tender offer for the A Ordinary Shares and that certain directors, executive officers of other shareholders of the Company would enter into the Tender Agreements pursuant to which such persons would agree to tender and not withdraw Shares representing approximately 47% of the issued and outstanding Shares, on a fully diluted basis, and approximately 99% of the A Ordinary Shares, on a fully diluted basis;

12.    Regulatory Approvals.    The Board of Directors considered the regulatory approvals required to consummate the Offer, including antitrust approvals, both in the United States and abroad, and the prospects for receiving such approvals.

The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board of Directors may have given different weight to the various factors considered. After weighing all of these considerations, the Board of Directors unanimously determined to approve the Acquisition Agreement and recommend that holders of Shares tender their Shares in the Offer.

Intent to Tender.    To the best knowledge of the Company after reasonable inquiry, and to the extent permitted by the Acquisition Agreement, all of the executive officers, directors and affiliates of the Company currently intend, subject to compliance with applicable law including Section 16(b) of the Exchange Act, to tender all Shares and all A Ordinary Shares held of record or beneficially by such person or entity to Purchaser in the Offer or the tender offer for the A Ordinary Shares, as the case may be. In addition, subject to the foregoing limitations, to the best knowledge of the Company after reasonable inquiry, all of the executive officers, directors and affiliates of the Company currently intend to convert all outstanding stock options to purchase Ordinary Shares held by them and to tender the Ordinary Shares or ADSs received upon such exercise to Purchaser in the Offer. As noted above, contemporaneously with the execution and delivery of the Acquisition Agreement, certain directors and executive officers of the Company and certain other shareholders of the Company entered into the Tender Agreements with Purchaser, pursuant to which each such person or entity has, among other things, agreed to tender certain or all Shares and A Ordinary Shares held by such person or entity in the Offer and the offer for the A Ordinary Shares, as the case may be. An aggregate of 4,715,000 Shares and 238,734 Shares issuable upon exercise of options are subject to the Tender Agreements, which represents approximately 47% of the total number of issued and outstanding Shares on a fully diluted basis. In addition, an aggregate of 7,005 A Ordinary Shares are subject to the Tender Agreements, which represents approximately 99% of the total number of issued and outstanding A Ordinary Shares on a fully diluted basis.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Under the terms of the engagement, Lazard is entitled to receive usual and customary fees from the Company in connection with the Offer. A substantial portion of such fees are contingent upon the consummation of the transactions contemplated by the Acquisition Agreement.

In addition, the Company has agreed to reimburse Lazard for certain expenses incurred in connection with its engagement, including reasonable fees of its outside counsel and other professional advisors. The Company has also entered into a customary indemnification agreement with Lazard.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for estate, corporate and other purposes. In the ordinary course of business, Lazard and its affiliates may actively trade or hold the securities of the Company or Purchaser for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Lazard and its affiliates may maintain relationships with the Company, Purchaser and their respective affiliates on an ongoing basis.

Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer and the other transactions contemplated by the Acquisition Agreement, except that such solicitations or recommendations may be made by directors, officers or employees of the Company for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Shares have been effected during the past sixty days by the Company or any subsidiary of the Company or, to the knowledge of the Company, and except for the Tender Agreements executed by certain directors, executive officers and other affiliates of the Company as described above, by any executive officer, director or affiliate of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

1.    United Kingdom Takeover Code.    In June 2003, representatives from Lazard, after consultation with Allen & Overy, United Kingdom legal counsel to the Company, discussed the potential transaction with representatives from the United Kingdom Takeover Panel. Following these discussions, on June 11, 2003, Lazard was advised that the Offer will not be subject to the United Kingdom Takeover Code.

2.    Domestic and Foreign Regulatory Approvals.    The information set forth under the section entitled “Certain Legal Matters and Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

3.    Section 14(f) Information.    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Acquisition Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s shareholders.

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(A)	The Offer to Purchase, dated December 19, 2003 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on December 19, 2003).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on December 19, 2003).

(a)(1)(C)	Form of Acceptance (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed on December 19, 2003).

(a)(2)	Letter to Shareholders of the Company, dated December 19, 2003.*

(a)(5)(A)	Joint Press Release issued by the Company and Purchaser on December 8, 2003, announcing the execution of the Acquisition Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company on December 8, 2003).

(a)(5)(B)	Opinion of Lazard Frères & Co. LLC, dated December 7, 2003 (included as Annex B hereto).*

(e)(1)	Acquisition Agreement, dated as of December 7, 2003, by and between the Company and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on December 8, 2003).

(e)(2)	Amendment No. 1, dated as of December 19, 2003, by and between the Company and Purchaser, amending the Acquisition Agreement, dated as of December 7, 2003, by and between the Company and Purchaser.*

(e)(3)	Form of Tender Agreement, dated as of December 7, 2003, by and between Purchaser and the shareholder(s) of the Company named therein (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on December 8, 2003).

(e)(4)	The Information Statement of the Company, dated December 19, 2003 (included as Annex A hereto).*

(e)(5)	Non-Competition Agreement, dated as of December 7, 2003, by and between J. Colin Keith and Purchaser.*

(e)(6)	Non-Competition Agreement, dated as of December 7, 2003, by and between Anders C. H. Brag and Purchaser.*

(e)(7)	Confidentiality Agreement, dated as of July 22, 2003, by and between the Company and Purchaser.*

(e)(8)	Employment Agreement, dated as of June 1, 1998, by and among David L. Weir, Denison Hydraulics, Inc. and the Company (incorporated by reference to Exhibit 10.02 to the Form 20-F filed by the Company on March 31, 1999).

Exhibit No.	Description

(e)(9)	Agreement, dated as of May 31, 2000, by and among David L. Weir, Denison Hydraulics Inc. and the Company, extending the term of the employment agreement entered into on June 1, 1998 (incorporated by reference to Exhibit 10.3 to the Form 10-K filed by the Company on April 2, 2001).

(e)(10)	Employment Agreement, dated as of July 16, 2003, by and between Bruce A. Smith and the Company (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company on November 14, 2003).

(g)	None.

*	Included with this Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENISON INTERNATIONAL PLC

By:	/S/ J. COLIN KEITH

Name: J. Colin Keith
Title: Chairman

Dated: December 19, 2003

ANNEX A

DENISON INTERNATIONAL PLC

14249 Industrial Parkway

Marysville, OH 43040

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about December 19, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Denison International plc (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Parker-Hannifin Corporation, an Ohio corporation (“Purchaser”), to a majority of the seats on the Board of Directors of the Company (the “Board of Directors” or the “Board”). On December 7, 2003, the Company entered into an Acquisition Agreement (the “Acquisition Agreement”) with Purchaser, pursuant to which Purchaser will commence a cash tender offer to purchase all of the issued and outstanding Ordinary Shares, $0.01 par value (the “Ordinary Shares”), and the American Depositary Shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), at a purchase price of $24.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 19, 2003 and in the related Letter of Transmittal and Form of Acceptance (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). In addition, although not subject to the Schedule 14D-9, the Acquisition Agreement also requires Purchaser to make an identical cash tender offer for all of the issued and outstanding A Ordinary Shares, £8.00 par value, of the Company (the “A Ordinary Shares”), at a purchase price of $24.00 per A Ordinary Share, net to the seller in cash. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser with the United States Securities and Exchange Commission (the “SEC”) on December 19, 2003. Copies of the Offer have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO.

The Acquisition Agreement provides that, assuming Purchaser acquires at least 90% of the Shares and at least 90% of the A Ordinary Shares, in each case, on a fully diluted basis, Purchaser will then acquire any Shares not tendered into the Offer and any A Ordinary Shares not tendered into the tender offer for the A Ordinary Shares pursuant to a statutory squeeze-out procedure effected in accordance with Sections 428 to 430F of the Companies Act 1985 (the “Squeeze-Out”), at a purchase price of $24.00 per Share or A Ordinary Share, as the case may be, net to the seller in cash. The Offer, the Acquisition Agreement and the related transactions are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on December 19, 2003 and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Purchaser or its affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Acquisition Agreement, Purchaser commenced the Offer on December 19, 2003. The Offer is currently scheduled to expire at 8:00 a.m., New York City time, on January 22, 2004, unless Purchaser extends the Offer in accordance with the terms of the Acquisition Agreement.

General

The Ordinary Shares, which are represented by the ADSs, and the A Ordinary Shares are the only classes of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company. Each Ordinary Share, each of which is represented by an ADS, and each A Ordinary Share is entitled to one vote. As of the close of business on November 30, 2003, there were 9,945,366 Ordinary Shares issued and outstanding, all of which were represented by ADSs, and 7,015 A Ordinary Shares issued and outstanding.

Right to Designate Directors

The information contained herein concerning the Purchaser Designees (as defined below) has been furnished to the Company by Purchaser and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information or for any failure by Purchaser or its designees to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

The Acquisition Agreement provides that, from and after the closing of the Offer, if Purchaser wishes to appoint, in its capacity as a shareholder of the Company, directors of the Company, Purchaser and the Company shall comply with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The persons who Purchaser may be entitled to appoint to the Board of Directors upon the closing of the Offer are hereinafter referred to collectively as the “Purchaser Designees.”

The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, the Company. Purchaser has advised the Company that, to the best of its knowledge, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than, in each case, with respect to the transactions between Purchaser and the Company and certain of the directors, executive officers and other shareholders of the Company that have been described in the Schedule TO, the Schedule 14D-9 and this Information Statement.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected to serve as Purchaser Designees are set forth below. There are no familial relationships between any of the Purchaser Designees. Unless otherwise noted, the business address of each person listed below is c/o Parker-Hannifin Corporation 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141 and the telephone number at that address is (216) 896-3000.

Name	Business Experience	Age
Nickolas W. Vande Steeg	Mr. Vande Steeg was named Executive Vice President and Chief Operating Officer of Purchaser in October 2003. He was a Senior Vice President of Purchaser from August 2002 until October 2003 and was elected as Operating Officer of Purchaser effective January 2002. He was a Corporate Vice President of Purchaser from January 2002 to August 2002; Vice President of Purchaser from September 1995 to January 2002; and President of the Seal Group of Purchaser from 1987 to January 2002. He served as Director of Trimble Navigation Ltd. until July 2003.	60

Name	Business Experience	Age

Lee Banks	Mr. Banks was elected as Vice President of Purchaser in October 2001 and was named President of the Hydraulics Group of Purchaser effective September 2003. He was President of the Instrumentation Group of Purchaser from July 2001 until September 2003, Vice President—Operations of the Climate & Industrial Controls Group of Purchaser from January 2001 to July 2001 and General Manager of the Skinner Valve Division of Purchaser from August 1997 to December 2000.	40

Thomas A. Piraino	Mr. Piraino has been an officer of Purchaser since 1998 and currently serves as Purchaser’s Vice President, General Counsel and Secretary.	54

Timothy K. Pistell	Mr. Pistell was elected as Vice President—Finance and Administration and Chief Financial Officer of Purchaser effective April 2003. He was a Vice President of Purchaser from October 2001 to April 2003; and Treasurer of Purchaser from July 1993 to April 2003.	56

Jeffery A. Cullman	Mr. Cullman was elected as the Vice President of Operations of the Hydraulics Group effective as of September 2002. He was Vice President of Operations of the Seal Group from January 2001 until August 2002, Vice President of Sales and Marketing of the Hydraulics Group from January 2000 until January 2001 and General Manager of the Automation Actuator Division from July 1998 until December 1999.	48

Roderick B. Clouse	Mr. Clouse has been the President of the Hydraulics Group Europe since March 2000. Prior to that, Mr. Clouse was Group Vice President—Operations from December 1997 through February 2000.	56

Security Ownership of Management and Principal Shareholders

The following table sets forth information about the beneficial ownership of the Ordinary Shares, represented by ADSs, as of November 30, 2003, by (a) each person or entity known to the Company who beneficially owns more than five percent of the Ordinary Shares, represented by ADSs, (b) the Company’s chief executive officer and the other four most highly compensated executive officers (collectively, the “Named Executive Officers”) as of November 30, 2003, (c) each of the Company’s directors and (d) all the Company’s current directors and executive officers as a group. The following percentage information is calculated based on 9,945,366 Ordinary Shares, represented by ADSs, being issued and outstanding as of November 30, 2003. Unless stated otherwise, the address of each person listed below is c/o Denison International plc, 14249 Industrial Parkway, Marysville, OH 43040 and the telephone number at that address is (937) 644-4500.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class Beneficially Owned
J. Colin Keith(2)	1,475,000	14.7%

Anders Brag(3)	1,425,000	14.2%

Bruce A. Smith(4)	26,458	*

Christopher H. B. Mills(5)	74,070	*

David L. Weir(6)	165,000	1.7%

R. James P. Morton(7)	2,500	*

Enrique Foster Gittes(8) 4 East 82nd Street New York, NY 10028	1,200,000	12.1%

Royce & Associates, LLC(9) 1414 Avenue of the Americas New York, NY 10019	954,500	9.6%

First Manhattan Co.(10) 437 Madison Avenue New York, NY 10022	923,180	9.3%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class Beneficially Owned

First Pacific Advisors(11) 11400 West Olympic Boulevard Suite 1200 Los Angeles, CA 90064	804,500	8.1%

William Blair & Company, L.L.C.(12) 222 West Adams Street Chicago, IL 60606	529,283	5.3%

All Directors and Officers as a Group (7 in all)	3,168,028	31.0%

*	Percentage of Ordinary Shares represented by ADSs is given only where such percentage exceeds 1% of Ordinary Shares represented by ADSs outstanding as of November 30, 2003.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within sixty days of November 30, 2003 are considered as beneficially owned by the person holding such shares, warrants or rights.

(2)	Mr. Keith is the Chairman of the Board of Directors. Includes 69,367 shares which could be acquired within 60 days through the exercise of stock options. In addition, Mr. Keith beneficially owns 1,334 A Ordinary Shares, representing approximately 19% of the issued and outstanding A Ordinary Shares.

(3)	Mr. Brag is a member of the Board of Directors and a Managing Director of the Company. Includes 69,367 shares which could be acquired within 60 days through the exercise of stock options. In addition, Mr. Brag beneficially owns 1,334 A Ordinary Shares, representing approximately 19% of the issued and outstanding A Ordinary Shares.

(4)	Mr. Smith is a member of the Board of Directors and the Chief Financial Officer of the Company. Includes 26,458 shares which could be acquired within 60 days through the exercise of stock options. In addition, Mr. Smith owns stock options to purchase an additional 8,542 shares which are not currently exercisable within 60 days. However, in connection with the consummation of the Offer, the Company has agreed to take all reasonable commercial actions necessary to provide that all outstanding stock options will become fully exercisable and vested no later than immediately prior to the time Purchaser accepts Shares for payment.

(5)	Mr. Mills is a member of the Board of Directors.

(6)	Mr. Weir is a member of the Board of Directors and the President and Chief Executive Officer of the Company. Includes 100,000 shares which could be acquired within 60 days through the exercise of stock options.

(7)	Mr. Morton is a member of the Board of Directors. Includes 2,500 shares which could be acquired within 60 days through the exercise of stock options. In addition, Mr. Morton owns stock options to purchase an additional 7,500 shares which are not currently exercisable within 60 days. However, in connection with the consummation of the Offer, the Company has agreed to take all reasonable commercial actions necessary to provide that all outstanding stock options will become fully exercisable and vested no later than immediately prior to the time Purchaser accepts Shares for payment.

(8)	Mr. Gittes also beneficially owns 1,334 A Ordinary Shares, representing approximately 19% of the issued and outstanding A Ordinary Shares.

(9)	Royce & Associates, LLC has filed with the SEC a Schedule 13F-HR dated November 12, 2003, which reports the beneficial ownership of 954,500 ADSs by it and certain affiliated entities and individuals. As reported in the Schedule 13F-HR, Royce & Associates, LLC and such affiliated entities and individuals have sole voting power with respect to 954,500 ADSs and sole power to dispose or to direct the disposition of 954,500 ADSs.

(10)	First Manhattan Co. has filed with the SEC a Schedule 13F-HR dated October 30, 2003, which reports the beneficial ownership of 923,180 ADSs by it and certain affiliated entities and individuals. As reported in the Schedule 13F-HR, First Manhattan Co. and such affiliated entities and individuals have sole voting power with respect to 75,000 shares, shared voting with respect to 824,805 shares, and shared power to dispose or to direct the disposition of 923,180 shares.

(11)	First Pacific Advisors, Inc. has filed with the SEC a Schedule 13F-HR dated November 14, 2003, which reports the beneficial ownership of 804,500 ADSs by it and certain affiliated entities and individuals. As reported in the Schedule 13F-HR, First Pacific Advisors, Inc. and such affiliated entities and individuals have shared voting power with respect to 40,000 shares, sole power to dispose or to direct the disposition of 764,500 shares and shared power to dispose or to direct the disposition of 40,000 shares.

(12)	William Blair & Company, L.L.C. has filed with the SEC a Schedule 13F-HR dated October 21, 2003, which reports the beneficial ownership of 529,283 ADSs by it and certain affiliated entities and individuals. As reported in the Schedule 13F-HR, William Blair & Company, L.L.C. and such affiliated entities and individuals have sole voting power with respect to 529,283 shares and sole power to dispose or to direct the disposition of 529,283 shares.

Board of Directors

The Board of Directors is comprised of six directors. At each annual general meeting as nearly as possible (but not exceeding) one-third of those directors subject to retirement by rotation are obliged to retire by rotation, based principally upon length of time in office, and are eligible for re-election. The name, age, present principal occupation or employment and five-year employment history of each of the current members of the Board of Directors are set forth below. There are no familial relationships between any of the current members of the Board of Directors.

Terms Continuing under May 2004

Name	Business Experience	Age
J. Colin Keith	Mr. Keith has been the Chairman of the Board of Directors since its inception in 1993. Mr. Keith also serves on the board of Executive Air Support, Inc. From 1993 to April 2000, Mr. Keith served as the Chairman of Horace Small plc and, from 1997 to April 2000, Mr. Keith also served as Horace Small plc’s Chief Executive Officer.	59

R. James P. Morton	Mr. Morton has been a director of the Company since 1998. Mr. Morton is an Investment Director of European American Securities, Inc. From 1991 to 1995 Mr. Morton was the Managing Director of Chelverton Investments and Chelverton Investment Management Limited. From 1987 to 1991 Mr. Morton was the Director of Corporate Finance for Samuel Montagu, Inc. Mr. Morton is also a director of a number of other companies and writes investment books for the Financial Times.	50

Terms Continuing until May 2005

Name	Business Experience	Age
Christopher H. B. Mills	Mr. Mills has served as a director since 1993. Since 1984, Mr. Mills has been Chief Executive of North Atlantic Smaller Companies Investment Trust and, since 1989, American Opportunities Trust plc. Mr. Mills is a director of a number of publicly listed companies, including WH Energy and LESCO.	51

Bruce A. Smith	Mr. Smith has been a director of the Company since 1999 and Chief Financial Officer since 1998. Prior to joining the Company, Mr. Smith held several senior management positions with Yuasa, Inc., holding the positions of Vice President—Administration and Treasurer/CFO. From 1979 to 1991, Mr. Smith held various positions with Exide Corporation, last serving as its Corporate Controller.	48

Terms Continuing Until May 2006

Name	Business Experience	Age
Anders C. H. Brag	Mr. Brag has been a director of the Company since 1993 and Managing Director since 1993. He currently serves as a director for several private companies. Prior to 1991, Mr. Brag was a General Partner of Hambro International Venture Fund.	50

David L. Weir	Mr. Weir has served as President, Chief Executive Officer and a Director of the Company since March 1997. Mr. Weir joined the Company in May 1994 as the Chief Financial Officer, and in September 1994 he was appointed Chief Executive Officer of the Company’s North American Operations. Prior to joining the Company, Mr. Weir held senior management positions, both in the United States and Europe with the hydraulic braking division of Lucas Industries.	50

Committees of the Board of Directors

The Board of Directors has established three standing committees: Audit, Compensation and Nominating.

The Audit Committee

The Audit Committee oversees the Company’s accounting and financial reporting process on behalf of the Board of Directors. Among other responsibilities, the Audit Committee is charged with appointing the Company’s independent auditors, determining their compensation, overseeing their work, and resolving any disagreements about financial reporting between the Company’s management and the auditors. The Audit Committee also reviews with the Company’s outside independent auditors the accounting principles used by the Company and pre-approves non-auditing services to be performed for the Company by the independent auditors. The Audit Committee currently consists of Messrs. Morton (who also acts as the Audit Committee’s Chairman), Brag and Mills.

The Compensation Committee

The Compensation Committee reviews and recommends actions to the Board of Directors on such matters as the salary, bonus and benefits of the Chief Executive Officer and approves the salary and other compensation of other officers. The Compensation Committee is comprised of three directors. Current members of the Compensation Committee are Messrs. Mills (who also acts as the Compensation Committee’s Chairman), Brag and Morton.

The Nominating Committee

The Nominating Committee reviews and recommends to the Board of Directors the size, composition and committee structure of the Board of Directors, as well as nominees to the Board of Directors and its committees. The current members of the Nominating Committee are Messrs. Keith (who also acts as the Nominating Committee’s Chairman), Morton and Mills. The Nominating Committee does not prescribe formal procedures to be followed by shareholders in submitting recommendations for nominees to the Board of Directors.

Board of Directors and Committee Meetings

In 2002, the Board of Directors held eight meetings, the Audit Committee held five meetings, the Compensation Committee held three meetings and the Nominating Committee held one meeting. All directors other than Mr. Mills attended in excess of 75% of the meetings of the Board of Directors and any committee that any such director is a member of.

Compensation of Directors

All members of the Board of Directors are paid fees for serving on the Board of Directors. The basic annual fee received by each director is 12,000 British Pounds. All directors are also reimbursed for reasonable expenses incurred in attending Board of Directors and Committee meetings. In recognition of additional duties imposed on Mr. Morton in his capacity as the Chairman of the Audit Committee, during fiscal 2003, the Board of Directors increased the directors’ fees payable to Mr. Morton to $50,000. In addition, as more fully described in the Schedule 14D-9, in May 2003, the Compensation Committee of the Board of Directors established a Transaction Committee, the members of which will each be entitled to a payment of $100,000, contingent on the sale of the Company. In May 2003, the Compensation Committee also approved a payment of $50,000 to Mr. Morton in recognition of loss of office, which payment is contingent on the sale of the Company.

Compensation Committee Interlock and Insider Participation

As noted above, the Compensation Committee of the Board of Directors currently consists of Messrs. Mills, Brag and Morton. No interlocking relationships exist or have existed between Messrs. Mills, Brag and Morton or any other member of the Board of Directors and any member of the board of directors or compensation committee of any other company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers, directors and persons who own more than ten percent of the Ordinary Shares represented by ADSs to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such officers, directors and ten percent holders are also required by the SEC to furnish the Company with copies of all Section 16(a) forms that they file. To the Company’s knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, the directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements for the fiscal year ended December 31, 2002.

Executive Officers

The following information indicates the position and age of the executive officers of the Company at December 15, 2003 and their business experience during the prior five years. There are no familial relationships between any of the current executive officers of the Company.

Name/Title	Business Experience	Age
J. Colin Keith Chairman of the Board of Directors	Mr. Keith has been the Chairman of the Board of Directors since its inception in 1993. Mr. Keith also serves on the board of Executive Air Support, Inc. From 1993 to April 2000, Mr. Keith served as the Chairman of Horace Small plc and, from 1997 to April 2000, Mr. Keith also served as Horace Small plc’s Chief Executive Officer.	59

David L. Weir President, Chief Executive Officer and Director	Mr. Weir has served as President, Chief Executive Officer and a Director of the Company since March 1997. Mr. Weir joined the Company in May 1994 as the Chief Financial Officer, and in September 1994 he was appointed Chief Executive Officer of the Company’s North American Operations. Prior to joining the Company, Mr. Weir held senior management positions, both in the United States and Europe with the hydraulic braking division of Lucas Industries.	50

Anders C. H. Brag Managing Director and Director	Mr. Brag has been a director of the Company since 1993 and Managing Director since 1993. He currently serves as a director for several private companies. Prior to 1990, Mr. Brag was a General Partner of Hambro International Venture Fund.	50

Bruce A. Smith Chief Financial Officer and Director	Mr. Smith has been a director of the Company since 1999 and Chief Financial Officer since 1998. Prior to joining the Company, Mr. Smith held several senior management positions with Yuasa, Inc., holding the positions of Vice President—Administration and Treasurer/CFO. From 1979 to 1991, Mr. Smith held various positions with Exide Corporation, last serving as its Corporate Controller.	48

Paul Dumond Company Secretary	Mr. Dumond has been the Company Secretary since 1993. In addition, since 1991, Mr. Dumond has served as Company Secretary for Danka Business Systems plc.	48

Executive Compensation

The following table sets forth certain information concerning the compensation paid by the Company for services rendered during fiscal years ended December 31, 2002, 2001 and 2000 to the Company’s Chief Executive Officer and the other Named Executive Officers during 2002.

	Fiscal Year	Annual Compensation(1)		Annual Other Compensation(2)	Long-Term Compensation
Name and Principal Position		Salary ($)	Bonus ($)		Underlying Options	All Other Compensation(3)
J. Colin Keith Chairman	2002 2001 2000	130,000 130,000 130,000	0 0 0	18,600 18,600 18,600	0 0 0	0 0 0

David L. Weir President & CEO(4)	2002 2001 2000	237,544 231,750 225,000	183,963 185,533 202,800	18,600 18,600 18,600	0 0 0	18,242 15,600 15,600

Anders C. H. Brag Managing Director	2002 2001 2000	130,000 130,000 130,000	0 0 0	18,600 18,600 18,600	0 0 0	0 0 0

Bruce A. Smith Chief Financial Officer	2002 2001 2000	136,625 133,293 129,410	40,064 33,350 44,977	18,600 18,600 18,600	0 0 0	15,098 14,500 14,082

(1)	There are no other “Awards” to report and column (f) has been omitted pursuant to SEC rules. There are no “Payouts” to report and column (h) has been omitted pursuant to SEC rules.

(2)	Directors are paid annual compensation for director duties at a rate of (pound)12,000 (British Pounds). See the section entitled “BOARD OF DIRECTORS—Compensation of Directors” above. For purposes of the information disclosed above all years’ compensation has been converted at a rate of $1.55 USD to one British Pound.

(3)	These are amounts contributed by the Company for fiscal 2002, 2001, and 2000 for the Named Executive Officers under the Savings and Profit Sharing Plan maintained by the Company and for taxable benefits related to Mr. Weir’s Company provided vehicle. For fiscal 2002, these amounts were as follows: Savings Plan: $5,400 and $4,098 respectively for Messrs. Weir and Smith. Profit Sharing Plan: $11,000 each for Messrs. Weir and Smith. Benefits associated with Mr. Weir’s Company provided vehicle: $1,842.

(4)	In May 2000, Denison Hydraulics, Inc., the Company’s United States subsidiary, and Mr. Weir agreed to extend a two-year agreement regarding Mr. Weir’s employment with the U.S. subsidiary, entered into in May 1998, under the same terms and conditions.

Stock Option Plan

In 1994, the Company adopted the Denison International Stock Option Plan (the “Option Plan”) pursuant to which the Board of Directors (or a committee thereof) may grant to certain key employees of the Company or its subsidiaries options to acquire Ordinary Shares or ADSs. The price at which Ordinary Shares or ADSs may be acquired on exercise of an option must not be less than the market value of the underlying shares on the date on which the option is granted. On July 24, 1997, the Board of Directors and shareholders approved an amendment to the Option Plan. Such amendment included an increase in the number of shares reserved for issuance under the Option Plan to 850,000 shares.

Stock Options

In August 2002 stock options issued in August 1997 totaling 25,000 each for Messrs. Keith and Brag lapsed. The Compensation Committee authorized the re-issue of the lapsed options. Pursuant to United States Internal

Revenue Code section 422A, the options were issued as Incentive Stock Options, were issued at an exercise price of $17.490, 10% above market price on the date issued, and will lapse in August 2007.

In December 2002, the Compensation Committee granted stock options totaling 10,000 shares to R. James P. Morton, a director of the Company. The options were issued as Incentive Stock Options, at an exercise price of $15,531 and will lapse in December 2012.

No other stock options were issued to the Chief Executive Officer or any of the other Named Executive Officers or directors in 2002.

Stock Option Exercises and Fiscal Year End Holdings

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. Colin Keith	0	$0	50,000	25,000	$0	$0
David L. Weir	0	$0	50,000	25,000	$0	$0
Anders C. H. Brag	0	$0	60,000	25,000	$0	$0
Bruce A. Smith	0	$0	21.750	3,250	$30,469	$10,156

(1)	Calculated as fair market value at exercise minus exercise price.
(2)	Based on December 31, 2002 market closing price of $16.00 per share ADS. Amount represents the difference between the exercise price of the options and the December 31, 2002 market closing price.

Savings and Profit Sharing Plan of Denison Hydraulics, Inc.

The Savings Plan is a savings and profit sharing plan established pursuant to Sections 401(a) and 401(k) of the United States Internal Revenue Code. Under this plan, the Company matches up to 3% of the base pay of each eligible employee, including officers, to a Trustee for investment into one or more pre-established investment funds as the participant may choose. Under the profit sharing plan, the Company contributes up to 6% of the base pay (or higher at the discretion of management) of each eligible employee, including officers, based on the attainment of certain Company goals, to a trustee for investment into one or more pre-established investment funds as the participant may choose.

Agreements, Termination of Employment and Change in Control Arrangements

The following summary of the employment agreements (and supplements thereto) is qualified in its entirety by reference to the employment agreements which have been filed as Exhibits (e)(8), (e)(9) and (e)(10) to the Schedule 14D-9 and which are incorporated herein by reference.

General Terms of Employment Agreements

Employment Agreement with David L. Weir

On August 10, 1998, the Company, Denison Hydraulics, Inc., the United States subsidiary of the Company (“Denison Hydraulics”), and David L. Weir entered into an employment agreement pursuant to which Mr. Weir serves each of the Company and Denison Hydraulics as its President and Chief Executive Officer. On May 31, 2000, the Company, Denison Hydraulics and Mr. Weir entered into a supplement to the employment agreement pursuant to which the parties agreed to extend the term of Mr. Weir’s employment until such time as the Company or Mr. Weir, as the case may be, provides the other party with notice of termination. Under the terms of the agreement, Mr. Weir receives a base salary of $250,000 payable by Denison Hydraulics and directors fees of 12,000 British Pounds payable by the Company (collectively, the “Weir Compensation”). Mr. Weir is also eligible to receive an annual incentive bonus of up to sixty percent of the Weir Compensation then in effect, subject to the satisfaction of certain economic and strategic objectives. Mr. Weir also participates in all employee benefit plans maintained by Denison Hydraulics and is from time to time granted options to purchase shares of the Company’s capital stock.

Mr. Weir’s employment may be terminated at any time without cause. If Mr. Weir’s employment is terminated without cause, he will be entitled to receive the Weir Compensation then in effect and to continue to participate in all other employee benefit plans for a period of twelve months following the date of delivery of written notice of termination. In addition, if Mr. Weir is terminated without cause, he is entitled to receive an incentive bonus of sixty percent of the Weir Compensation then in effect for the proportion of the year in which he served the Company and Denison Hydraulics. Subject to certain cure and appeal periods, Mr. Weir’s employment may also be terminated at any time for cause (as defined in the agreement). If Mr. Weir’s employment is terminated for cause he is not entitled to any additional salary or employment benefits after the date of delivery of notice of termination.

Under the terms of the employment agreement, upon a change of control of the Company (as defined in the agreement), Mr. Weir is entitled to receive a bonus from Denison Hydraulics of 250,000 British Pounds payable immediately upon the effective date of the change of control. In addition, following a change of control, Mr. Weir is guaranteed a period of two months to evaluate his continued relationship with the surviving entity. If Mr. Weir elects to resign during this period, he is entitled to be paid the Weir Compensation then in effect for the duration of the term of the employment agreement or for a period of twelve months after his notice of resignation, whichever is later. If Mr. Weir elects to continue his relationship with the surviving entity and is thereafter terminated, other than for cause, within six months of the change of control, he is entitled to receive an incentive bonus equal to sixty percent of the Weir Compensation then in effect.

Employment Agreement with Bruce A. Smith

On July 16, 2003, the Company and Bruce A. Smith entered into an employment agreement pursuant to which Mr. Smith serves the Company as its Chief Financial Officer. The term of the agreement commenced upon its execution and will continue until Mr. Smith is terminated for cause or without cause or due to his death or disability or upon a change of control (as defined in the agreement). Under the terms of the agreement, Mr. Smith receives a base salary of $140,700 payable by Denison Hydraulics and directors fees of 12,000 British Pounds payable by the Company (collectively, the “Smith Compensation”). Mr. Smith is also eligible to receive an annual incentive bonus based on a percentage of the then effective Smith Compensation, subject to the satisfaction of certain economic and strategic objectives. Mr. Smith is also eligible to participate in all employee benefit plans maintained by the Company, including its stock option plan.

Mr. Smith’s employment may be terminated at any time without cause. If Mr. Smith’s employment is terminated without cause, he will be entitled to receive his base salary and participate in the Company’s health insurance plan on the same terms as other employees for a period of four months after the date of the written notice of termination. In addition, subject to certain cure and appeal periods, Mr. Smith’s employment may be terminated at any time for cause (as defined in the agreement). If Mr. Smith’s employment is terminated for cause he is not entitled to any additional salary or employment benefits after the date of delivery of notice of termination.

Under the terms of the employment agreement, upon a change of control of the Company (as defined in the agreement), if Mr. Smith were to leave the employ of the Company or the successor entity, for whatever reason, within twelve months after the change of control, Mr. Smith would be entitled to a lump sum payment equal to the greater of (x) the annual Smith Compensation prior to the change of control, plus the annual Smith Compensation immediately prior to such change of control multiplied by the maximum annual bonus award percentage approved by the Board of Directors, and (y) the annual Smith Compensation on the date his employment with the Company or any successor entity terminates, multiplied by the agreed upon maximum annual bonus percentage then in effect. In addition, if Mr. Smith leaves the employ of the Company or any successor entity for any reason within twelve months of a change of control, he is entitled, for a period of six months, to full participation in the employee health plan of the Company or the successor company on the same terms as applied to Mr. Smith and his dependents immediately prior to his termination of employment; following this six month period, Mr. Smith will be entitled to all rights granted under COBRA or other applicable law. The right to continued participation in the Company’s health plans will terminate if Mr. Smith successfully secures employment with another company or organization that includes Mr. Smith’s participation in an employee health benefits program.

Change in Control and Termination Arrangements

Except as otherwise disclosed in the Schedule 14D-9 and this Information Statement under “General Terms of Employment Agreements” above, the Company does not have any other change in control or termination arrangements in place for the benefit of its Named Executive Officers.

Certain Transactions and Relationships

Except as otherwise disclosed in the Schedule 14D-9 and this Information Statement, the Company does not have any other relationships or transactions with any member of the Board of Directors or the Company’s management that are required to be disclosed.

Compensation Committee Report on Executive Compensation

The Company’s employee compensation policy for officers is to offer a package including a competitive salary, an incentive bonus based upon individual performance goals, competitive benefits, and an efficient workplace environment. The Compensation Committee of the Board of Directors reviews and approves individual officer salaries, bonus performance goals, bonus plan allotments, and stock option grants under the Company’s stock option plan.

Officers of the Company are paid salaries in line with their responsibilities. Officers bonus plans are based on the financial performance of the Company in addition to individual performance measurements, and are based on a percentage of salary. The Compensation Committee establishes aggressive revenue and profit goals as an incentive for superior individual and corporate performance. Likewise, stock option grants to officers and other employees promote success by aligning employee financial interests with long term shareholder value. Stock option grants are based on various subjective factors primarily relating to the responsibilities of the individual officers, and also to their expected future contributions and prior option grants.

The Budget Reconciliation Act of 1993 amended the Internal Revenue Code of 1986 to add section 162(m) which bars a deduction to any publicly held corporation for compensation paid to a “covered employee” in excess of $1 million per year. The Compensation Committee does not believe that this law will have an impact on the Company as the current level of compensation for each of the Company’s executive officers is well below the $1 million salary limitation.

THE COMPENSATION COMMITTEE

Christopher H. B. Mills, Chairman

Anders C. H. Brag

R. James P. Morton

Chief Executive Officer Compensation.    Similar to the Company’s other senior executive officers, in setting the annual salary for Mr. Weir for fiscal 2002, the Compensation Committee of the Board of Directors considered the base salary of chief executives in companies of similar size, business and complexity. In fiscal 2002, Mr. Weir received a base salary of $237,544 and received an incentive bonus, based on achievement of certain economic and strategic objectives, of $183,963.

Performance Information

Shareholder Return Performance Table

Set forth below for the five year period commencing December 31, 1997 and ending December 31, 2002 is a line graph comparing the yearly change in the cumulative shareholder return on the ADSs against the cumulative total return of the S&P Composite—500 Stock Index and the Peer Group Index.

(1)	The foregoing comparative analysis assumes that the value of the investment in the ADSs and each index was $100 on December 31, 1997.